FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                     For the period ended February 28, 2001


                 RTICA Corporation (formerly Inzeco Holdings Inc.)
                -------------------------------------------------
                 (Translation of registrant's name into English)


            999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
            -------------------------------------------------------
                   (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  ----              ----


   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No   X
                                 ----         ----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

February 28, 2001 and May 31, 2000
(Unaudited)

================================================================================
                                                  February 28         May 31
--------------------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents                    $   1,992,420      $   1,712,725
  Miscellaneous receivables (note 3)                 181,530             92,953
  Prepaid expenses                                     8,442              8,442
  ------------------------------------------------------------------------------
                                                   2,182,392          1,814,120

Fixed assets, net of accumulated depreciation
 of $142,854 (2000: $24,114)                         657,371            534,481

Deferred development costs (note 3)                  464,583                  1

Goodwill, net of accumulated amortization
of $75,983 (2000 - $56,210)                           32,955             52,728


--------------------------------------------------------------------------------
                                               $   3,337,301      $   2,401,330
================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities     $     124,137      $     768,248
  Convertible debentures                             358,663               -
  ------------------------------------------------------------------------------
                                                     482,800            768,248

Convertible debentures                                   -              349,278

Shareholders' equity:
  Share capital                                    8,373,046          5,613,805
  Equity component of convertible debentures          10,722             10,722
  Deficit                                         (5,529,267)        (4,340,723)
  ------------------------------------------------------------------------------
                                                   2,854,501          1,283,804

--------------------------------------------------------------------------------
                                               $   3,337,301      $   2,401,330
================================================================================

See accompanying notes to interim financial statements.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit

Three month periods ended February 28, 2001 and February 29, 2000
(Unaudited)

================================================================================
                                                     2001            2000
--------------------------------------------------------------------------------

Income:
  Interest                                     $      19,363     $           73
  Fees and licenses                                     -                  -
  ------------------------------------------------------------------------------
                                                      19,363                 73

Operating expenses:
  General and administrative                         189,525            487,033
  Development                                         81,637            143,966
  Depreciation and amortization                       56,798              6,591
  Interest on convertible debenture                   10,031              3,895
  Interest and bank charges                              212                236
  Research and development contributions (note 3)   (238,708)               -
  ------------------------------------------------------------------------------
                                                      99,495            641,721
--------------------------------------------------------------------------------

Loss for the period                                  (80,132)          (641,648)

Deficit accumulated during development
 stage, beginning of period                       (5,449,135)        (3,660,780)

Deficit accumulated during development
 stage, end of period                          $  (5,529,267)     $  (4,302,428)
================================================================================

Loss per share                                 $       (0.01)     $       (0.02)

================================================================================

Weighted average number of common shares
 outstanding                                      32,871,886         25,165,635

================================================================================


See accompanying notes to interim financial statements.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit

Nine month periods ended February 28, 2001 and February 29, 2000
(Unaudited)

================================================================================
                                                     2001            2000
--------------------------------------------------------------------------------

Income:
  Interest                                     $      83,189     $        4,810
  Fees and licenses                                     -                 6,077
--------------------------------------------------------------------------------
                                                      83,189             10,887

Operating expenses:
  General and administrative                         719,065            447,841
  Development                                        662,271            776,395
  Depreciation and amortization                      138,513             13,182
  Interest on convertible debenture                   37,881             40,000
  Interest and bank charges                              711                580
  Research and development contributions
   (note 3)                                         (286,708)              -
--------------------------------------------------------------------------------
                                                   1,271,733          1,277,998
--------------------------------------------------------------------------------

Loss for the period                               (1,188,544)        (1,267,111)

Deficit accumulated during development
  stage, beginning of period                      (4,340,723)        (3,035,316)

--------------------------------------------------------------------------------
Deficit accumulated during development
  stage, end of period                         $  (5,529,267)    $   (4,302,427)
================================================================================

Loss per share                                 $       (0.04)    $        (0.05)

================================================================================
Weighted average number of common shares
outstanding                                       30,422,510         23,701,773
================================================================================

See accompanying notes to interim financial statements.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows

Three month periods ended February 28, 2001 and February 29, 2000
(Unaudited)

================================================================================
                                                     2001            2000
--------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
  Loss for the period                          $     (80,132)    $     (641,648)
  Items not involving cash:
      Interest on convertible debenture               10,031               -
      Depreciation and amortization                   56,798              6,591

Change in non-cash operating
  working capital:
      Miscellaneous receivable                      (161,404)           (14,787)

      Accounts payable and accrued liabilities        (4,496)           283,031
--------------------------------------------------------------------------------
                                                    (179,203)          (366,813)

Financing activities:
  Issuance of common shares                             -             1,630,000
  Conversion of convertible debenture                   -            (1,565,000)
  Proceeds from loan payable                            -               276,580
--------------------------------------------------------------------------------
                                                        -               341,580

Investing activities:
  Acquisition of fixed assets                       (231,430)              -
  Investment in deferred development costs          (464,582)              -
--------------------------------------------------------------------------------
                                                    (696,012)              -
--------------------------------------------------------------------------------

Decrease in cash and
  cash equivalents                                  (875,215)           (25,233)

Cash and cash equivalents,
  beginning of period                              2,867,635             70,035
--------------------------------------------------------------------------------

Cash and cash equivalents,
  end of period                                $   1,992,420     $       44,802
================================================================================

See accompanying notes to interim financial statements.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows

Nine month periods ended February 28, 2001 and February 29, 2000
(Unaudited)

================================================================================
                                                     2001            2000
--------------------------------------------------------------------------------

Cash provided by (used in):

Operating activities:
  Loss for the period                          $  (1,188,544)    $   (1,267,111)
  Items not involving cash:
      Interest on convertible debenture               37,881               -
      Depreciation and Amortization                  138,513             13,182

Change in non-cash operating
  working capital:
      Miscellaneous receivable                       (88,577)            11,492
      Loan receivable                                   -               (25,000)
      Prepaid expenses                                  -                  (700)
      Accounts payable and accrued liabilities      (672,607)           271,180
--------------------------------------------------------------------------------
                                                  (1,773,334)          (996,957)

Financing activities:
  Issuance of common shares                        2,759,241             98,750
  Proceeds from loan payable                            -               276,580
--------------------------------------------------------------------------------
                                                   2,759,241            375,330

Investing activities:
  Acquisition of fixed assets                       (241,630)              -
  Investment in deferred development costs          (464,582)              -
--------------------------------------------------------------------------------
                                                    (706,212)              -
--------------------------------------------------------------------------------

Increase (decrease) in cash and
  cash equivalents                                   279,695           (621,627)

Cash and cash equivalents,
  beginning of period                              1,712,725            666,429

--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of period                                $   1,992,420     $       44,802
================================================================================

See accompanying notes to interim financial statements.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

Nine month periods ended February 28, 2001
(Unaudited)
================================================================================

1     Significant accounting policies:

      These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada, and include estimates and adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. For a full description of accounting polices which have been applied on a consistent basis in these interim financial statements, except as described in note 2, refer to the Company's annual financial statements.

2.    Change in accounting policy:

      Effective January 1, 2000, The Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the accounting for income taxes. The CICA's new standard on accounting for income taxes adopts the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

      Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (difference between the accounting and tax treatment of items of expense or income), and were measured using the tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

      The adoption of this standard has had no impact on the Company's financial position, results of operations or cash flows.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (Cont'd)

Nine month periods ended February 28, 2001
(Unaudited)
================================================================================

3.    Deferred Development Expenditures:

      Development costs of $464,582 incurred over the nine month period June 1, 2000 to February 28, 2001 have been deferred and recorded as Deferred Development Costs, since in the Company's view, the specific criteria related to technical, market and financial feasibility, for deferring these costs, have been met. These costs will be amortized on a rational and systematic basis upon commencement of commercial production of the Company's technology.

      The Company has signed a contract with the National Research Council Canada who is to perform certain research and development projects on the Company's behalf. The Company is committed to pay $745,000 to June 1, 2002. The Company is eligible to be reimbursed for up to 40% of total expenditures incurred, to a maximum of $200,000. As of February 28, 2001, the Company has paid the National Research Council a cumulative of $420,000 and has been reimbursed $168,000 (of which $50,000 is included in Miscellaneous receivables) under the contract.

      The Company has signed a contract with the National Research Council Canada whereby it is eligible to receive up to $445,000 as a repayable contribution for various research and development projects carried out by the Company. As of February 28, 2001, the Company is entitled to receive $148,708 under this contract of which $74,354 is included in Miscellaneous receivables.

      Repayment of these contributions begin on January 1, 2004 based on 1% of RTICA Inc.'s (the company's wholly owned subsidiary) gross revenues.

4.    Share capital:

      As of February 28, 2001, the Company had 32,871,886 common shares and 2,920,250 stock options outstanding.

      (a) On June 14, 2000, the Company completed a private placement of 4,033,333 special warrants at a subscription price of $0.60 each for gross cash proceeds of $2,420,000. Each special warrant was converted into 1 common share. Costs of arranging the private placement, including agent's commissions, was $217,300 plus 201,667 special compensation options granted to the Agent, exercisable at $0.60 per option share until June 14, 2002. These options remain outstanding as of February 28, 2001.

                                                                       131615.2

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (Cont'd)

Nine month period ended February 28, 2001
(Unaudited)
================================================================================

4.    Share capital (cont'd):

      (b) On October 31, 2000, 15,000 shares were issued for gross proceeds of $3,000.

      (c) On May 31, 2000, the Company completed a private placement of 2,807,500 common shares with a subscription price of U.S. $0.40 per share for gross proceeds of U.S. $1,123,000 or $1,680,570. Costs of arranging the private placement were $23,466. Pursuant to the terms of the private placement, since the Company did not have a Registration Statement filed and declared effective by the Securities and Exchange Commission in the United States by December 31, 2000, the Company is required to issue an additional 280,750 common shares. The issuance of these shares will be accounted for as a stock split with no change to the value of share capital. These shares have not been issued as of February 28, 2001.

      (d) The potential effects of the issuance of common shares under stock option plans, as well as due to common share purchase warrants and convertible debentures is not dilutive to the loss per share.


                                                                       131615.2

                                RTICA Corporation
                        (Formerly Inzeco Holdings Inc.)
                      Management Discussion and Analysis
                                April 19, 2001

The following discussion and analysis assumes the reader is familiar with the Company's audited consolidated financial statements for the year ending May 31, 2000 and its interim financial statements dated February 28, 2001 and the notes to the financial statements therein. This discussion and analysis contains statements that are not historical facts and forward looking statements which involve risk and uncertainties that could cause actual results to differ materially from those anticipated by management or inferred by the reader.

Overview

RTICA Corporation is commercializing RTICA brand insulation through its wholly owned subsidiary, RTICA Inc. RTICA is a competitive, high performance insulating material made from recycled plastic with improved industrial hygiene features compared to conventional mineral fiber products such as fiber glass. During Q3 Fiscal 2001, the Company continued its pre-commercial activities focusing on preparing for the commercial introduction of RTICA blowing wool in the insulation contractor market in Canada and the United States. Initial commercial shipments of blowing wool to contractors are expected in Q4 Fiscal 2001.

Regarding the related building codes, testing on against criteria defined in the Loose Fill Technical Guide for Canada has confirmed that RTICA loose fill insulation meets all key test parameters including flammability and thermal performance. As soon as the plant is running continuously we will request an Evaluation Report, or certification from the National Research Council completing the building code process for blowing wool in Canada. This involves both testing of our product and an ISO like evaluation of our manufacturing, quality assurance and other systems. Our quality control and operating management system are near complete. We have sufficient data to present to local code officials on a case-by-case basis for field-testing.

Our specifications for the US will be based on the Canadian Technical Guides and we are in the process of establishing US specifications and arranging evaluations. We have met the key criteria for loose fill material in development testing and have sufficient data to present to local code officials on a case-by-case basis for field testing.

Although the scale up of our production facility in Stoney Creek is behind schedule we are preparing for the initial commercial sales of RTICA blowing wool before the company's year-end of May 31, 2001. Spending for the period is below budget but we have increased the rate of expenditures over the previous two quarters as we prepare for commercial shipments and continuous production.

The small manufacturing system being constructed at NRC-Industrial Materials Institute in Montreal for Research and Development work is 70% complete. We have registered our new technology with our patent attorney relating to our advances in fiber production and loose fill product.

Our potential customers remain anxious to receive material as soon as possible.

                                                                       131615.2

Financial

Operating expenses are lower as we have capitalized equipment and deferred development expenses for the first time in anticipation of imminent sales of product. These changes were made retroactive to the beginning of F2001. However, spending for Q3 was about as budgeted.

The US securities registration statement was declared effective until January 9, 2001 and an additional 280,000 shares issued to the US investors as per our contract. We have applied to the National Association of Securities Dealers for a Market Maker in preparation for achieving our goal of trading on the Over the Counter Bulletin Board (OTCBB) in the US as soon as possible.

The company has started receiving funds from the National Research Council Industrial Research Assistance Program (NRC-IRAP) and continues to receive contributions from NRC-IRAP for its R&D project.

The current level of spending on capital equipment and pre commercial costs is expected to continue for the next quarter. The Company estimates that it has working capital for approximately 12 months although working capital required to support pending commercial sales may decrease cash reserves more than anticipated.




                                                                       131615.2

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   RTICA Corporation
                                   -------------------------------------
                                   (Registrant)

Date April 27, 2001                By: /s/ Warren Arseneau
     --------------                -------------------------------------
                                   *Warren Arseneau,
                                    President



* Print the name and title of the signing officer under his signature.


                                                                       131615.2

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